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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 4)*

                              Haverfield Corporation
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                                 (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                          (Title of Class of Securities)

                                   419-411-10-3
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  August 6, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 419-411-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                174,819
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               174,819
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     174,819
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.17%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 419-411-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                15,400
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               15,400
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,400
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.81%
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14   TYPE OF REPORTING PERSON*
     OO
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

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CUSIP No. 419-411-10-3

     This Amendment No. 4 to Schedule 13D Statement is jointly filed on behalf of the Richard M. Osborne Trust (the "Trust"), and Turkey Vulture Fund XIII, Ltd., for the purpose of reporting certain acquisitions by the Trust of shares of common stock, par value $0.01 per share (the "Shares"), of Haverfield Corporation, an Ohio corporation ("Haverfield").


Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended and supplemented as follows:

     The Shares reported herein as having been acquired by the Trust were acquired for the approximate aggregate purchase price of $610,000. The Trust acquired such Shares with margin debt from McDonald & Company Securities, Inc. ("McDonald"). A copy of the agreement and disclosure statement setting forth the terms of the Trust's McDonald margin debt is attached to Amendment No. 2 to the Schedule 13D Statement, filed on June 3, 1996, as Exhibits 7.2 and 7.3, respectively.


Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Haverfield, there are 1,906,591 Shares actually outstanding.

          The Fund beneficially owns 15,400 Shares, or approximately 0.81% of the outstanding Shares, and the Trust beneficially owns 174,819 Shares, or approximately 9.17% of the outstanding Shares. Because Mr. Osborne is sole manager of the Fund and sole trustee of the Trust, (i) Mr. Osborne may be deemed to beneficially own such Shares, and (ii) the Trust and the Fund may be deemed members of a group under Section 13(d)(3) of the Exchange Act. Together, the Fund and the Trust beneficially own 190,219 Shares, or approximately 9.98% of the outstanding Shares.

     (b) Mr. Osborne, as sole manager of the Fund and sole trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 190,219 Shares owned by the Fund and Trust.


     (c) Since July 18, 1996, the Trust acquired Shares in the following open market transactions:

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CUSIP No. 419-411-10-3

                                                  Approximate
                                                 Per Share Price
                               Number of          (Excluding
                 Date           Shares            Commissions)
                 ----         -----------        ----------------
            July 24, 1996        3,300               $19.00
            July 30, 1996        5,000               $18.88
            August 1, 1996      10,000               $18.88
            August 6, 1996       8,800               $18.88
            August 6, 1996       5,169               $19.00




Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and supplemented as follows:


          7.6  --   Agreement of Joint Filing
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CUSIP No. 419-411-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 12, 1996                       THE RICHARD M.  OSBORNE TRUST

                                             By: /s/ Richard M. Osborne
                                                --------------------------
                                                Richard M. Osborne, Trustee


                                             TURKEY VULTURE FUND XIII, LTD.


                                             By: /s/ Richard M. Osborne
                                                --------------------------
                                                Richard M. Osborne, Manager




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CUSIP No. 419-411-10-3

                              Exhibit Index

     7.6  --   Agreement of Joint Filing